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                                                                 Exhibit (a)(2)


FOR IMMEDIATE RELEASE

Contacts:

Vince Barella                        David Smith
Investor Relations Officer           Vice President, Controller
510.923.2138                         510.923.4809

Jim Kent
Vice President, Treasurer
510.923.2717

      CHIRON PLANS TO CONDUCT EXCHANGE OFFER WITH HOLDERS OF ITS EXISTING 1.90%
                          CONVERTIBLE SUBORDINATED NOTES

EMERYVILLE, CA, April 6, 2000 -- Chiron Corp (NASDAQ: CHIR) announced today that it has filed a registration statement with the Securities and Exchange Commission to register $243.8 million of new convertible subordinated notes with a seven year maturity date, which will be offered in exchange for its existing 1.90% Convertible Subordinated Notes due November 17, 2000. The conversion premium and coupon rate associated with the new notes will be set when the exchange offer commences following effectiveness of the registration statement.

This exchange offer is intended to preserve existing debt/equity ratios, extend the maturity of a comparable amount of indebtedness, and increase the conversion price, thereby decreasing the amount of equity issuable upon conversion as compared to the existing notes. The specific conversion price of the new notes will be established based on the average closing price of Chiron common shares for the five business days preceding the second trading day prior to the expiration of the tender offer. In addition to the new notes current noteholders will receive a cash payment, equal to the difference between the value of the existing notes and the exchanged notes, as more fully described in the registration statement.

Consummation of the exchange offer will be conditioned on receipt of at least 75 percent of the 1.90% Convertible Subordinated Notes being validly tendered, and upon a minimum and maximum stock price which will be set at transaction launch following effectiveness of the registration statement.

A prospectus for the exchange offer will be available when the registration statement becomes effective. The new securities may not be exchanged nor may offers to exchange be accepted prior to the time the registration statement becomes effective. For more information, holders of the 1.90% Convertible Subordinated Notes may contact Georgeson Shareholder Communications Inc. at 17th State Street, 10th Floor, New York, NY 10004, or via telephone at 800-223-2064.

Goldman, Sachs & Co. will act as the dealer manager to solicit exchanges. State Street Bank and Trust Co. of California, N.A. will act as exchange agent. Georgeson Shareholder Communications Inc. will act as the information agent.


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CHIRON PLANS TO CONDUCT EXCHANGE OFFER WITH HOLDERS OF ITS EXISTING 1.90%
CONVERTIBLE SUBORDINATED NOTES

PAGE TWO

ABOUT CHIRON
Chiron Corporation is a leading biotechnology company that participates in three global healthcare markets: biopharmaceuticals, vaccines, and blood testing. The company is applying a broad and integrated scientific approach to the development of innovative products for preventing and treating cancer, infection and cardiovascular disease. For more information about Chiron, visit the company's web site at www.chiron.com.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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